APPENDIX

Note 2 - RESTATEMENT OF PRIOR PERIOD FINANCIAL STATEMENTS

The Company has restated its consolidated financial statements for prior periods, the effects of which are summarized below, to address two issues:

1.	Excalibur:

As described in Note 9, the Company acquired a 48.81% interest in Excalibur on October 25, 2008. The Company initially loaned funds to Excalibur in July 2008 and subsequently has continued to provide Excalibur with loan capital to fund its operations.

The Company initially accounted for its investment in Excalibur under the equity method. As previously disclosed, as a result of damage to Excalibur’s primary asset and a change in Excalibur’s management on January 15, 2010, the Company became responsible for a majority of Excalibur’s gains and losses and, with effect from that date, the Company began to include Excalibur on a consolidated basis as a variable interest entity in the Company’s consolidated financial statements.

As previously disclosed, on July 25, 2008, the Company loaned $1,567,000 to Yeuh-Chi Liu, a vendor to the Company. The proceeds of the loan were used by Yeuh-Chi Liu to acquire a 3.97% interest in Excalibur, which was pledged as collateral for the loan. Yeuh-Chi Liu has served as a member of the board of directors of Excalibur since then. The current status of the loan is discussed in Note 8.

In initially considering whether its investment in Excalibur should be accounted for under the equity method or whether the investment in, and loans to, Excalibur resulted in the Company being the primary beneficiary of a variable interest entity, the Company did not consider the effect of the loan made to Yeuh-Chi Liu. In accordance with ASC 810-10-25-43, in determining whether the Company was the primary beneficiary of Excalibur, the interest in Excalibur held by Yeuh-Chi Liu as a result of the loan made to her by the Company should be treated in the same manner as the Company’s own interests.  As a result, the Company should have concluded that it effectively held control of Excalibur from the time it acquired its interest in Excalibur.

The Company has now restated its financial statements for periods prior to December 31, 2009 to consolidate Excalibur from the time it acquired its interest in Excalibur, rather than accounting for its investment in Excalibur under the equity method.

In reviewing the prior accounting for its interest in Excalibur, the Company also determined that certain errors were made in accounting for its interest in Excalibur and those errors have now been corrected.  These errors related to –

1.1	For the three months ended December 31, 2008, Excalibur recorded a deferred tax benefit for its net operating loss. Because the realization of the benefit of this net operating loss was not more likely than not, no benefit should have been recognized.

1.2	The Company consolidates Excalibur based on quarterly data for the prior fiscal quarter. For the three months ended March 31, 2009 (Excalibur information for the fiscal quarter ended December 31, 2008) and June 30, 2009 (Excalibur information for the fiscal quarter ended March 31, 2009), the Company did not use the correct periods and partially duplicated Excalibur’s results of operations.

1.3	During the three months ended December 31, 2008, Excalibur previously recorded a prepaid asset of approximately $14.8 million for deposits on two ships purportedly made by certain shareholders of Excalibur. Neither the deposits nor the ships are owned or controlled by Excalibur, and the existence of these deposits is the subject of litigation as described in Note 18. When Excalibur was consolidated beginning on January 15, 2010, this purported prepayment was treated as a stock subscription receivable and excluded from Excalibur’s assets to be consolidated. However, an exchange loss previously recorded by Excalibur related to these deposits was not adjusted.

1.4	The Company did not consistently adjust Excalibur’s financial statements to reflect the elimination of inter-company interest income and expense.

1.5	Because of Excalibur’s continuing losses, the Company previously considered that the amount by which the carrying value of its investment in Excalibur exceeded the Company’s share of Excalibur’s net assets should be written off. The amount to be written off has been adjusted as a result of the above adjustments.

The effect of each of the above adjustments is summarized below.

	Year Ended	Three Months Ended				Year Ended
	March 31, 2009	June 30, 2009	September 30, 2009	December 31, 2009	March 31, 2010	March 31, 2010
Net income (loss) attributable to EFT Holdings Inc

Adjustments for -
Deferred tax benefit reversed	$(214,141)	-	-	-	-	-
Duplication of reporting periods	269,355	490,920	-	-	(490,920)	-
Exchange losses related to prepayment	437,322	-	-	-	-	-
Omission of depreciation expenses	(176,029)	-	-	-	-	-
Impairment of goodwill	-	1,080,969	-	-	(1,838,120)	(757,151)
Inter-company interest	98,391	-	-	-	333,554	333,554
Exchange rate differences	(1,765)	(41,663)	(5,946)	1,577	(71,098)	(117,130)
	413,133	1,530,226	(5,946)	1,577	(2,066,584)	(540,727)

Net income (loss) - as previously reported	2,128,662	(407,924)	1,873,715	521,479	(9,833,186)	(7,845,916)

Net income (loss) – as restated	$2,541,795	$1,122,302	$1,867,769	$523,056	$(11,899,770)	$(8,386,643)

2.	Digital Development Partners:

On February 18, 2010, the Company contributed its EFT Phone to Digital Development Partners, Inc., a previously unrelated company, in exchange for 79,265,000 common shares of Digital, representing 91.74% of Digital’s outstanding common stock.  This exchange was part of a re-organization undertaken by Digital in which the existing assets and proposed businesses of Digital were spun-off to Digital’s existing shareholders (excluding the Company) in exchange for the surrender by those shareholders of 20,095,000 shares of Digital’s then-outstanding common stock. In accounting for the transaction with Digital, the Company treated the transaction as a business combination, although as a result of the spin-off of its proposed business and related assets to its existing shareholders, Digital had no continuing business at the time its re-organization and the transaction with the Company were completed.

In accounting for the transaction with Digital in its consolidated financial statements for the three months and the year ended March 31, 2010, the Company incorrectly included $104,153 of expenses incurred by Digital during the three months ended March 31, 2010, which expenses were incurred prior to the transaction with the Company or related to the businesses spun-off to Digital’s prior shareholders.  After accounting for the non-controlling shareholders’ interest in such expenses and recording goodwill of $5,000 previously recorded by Digital, the Company recorded an offsetting net gain of $100,531 in its consolidated statement of operations for the three months ended March 31, 2010. The Company has now restated its consolidated financial statements for the three months and the year ended March 31, 2010 to eliminate the pre-transaction Digital expenses previously recorded and the non-controlling shareholders’ portion thereof, eliminate the pre-existing Digital goodwill recorded, and eliminate the offsetting net gain previously recognized related to the transaction. The net effect of these adjustments on the Company’s net loss for the year ended March 31, 2010 was not material.

 Effects of Restatement

The effects of the restatement of the Company’s prior period financial statements for the above matters are summarized below. In addition, as disclosed below, the Company has restated its prior period financial statements to provide segment information not previously provided and to include information on non-recurring fair value measurements.

Consolidated Balance Sheets

Comparison for the Year Ended March 31, 2010 and 2009

	March 31, 2010		March 31, 2009
	As Previously Reported	As Restated	As Previously Reported	As Restated

Current assets
Cash and cash equivalents	$29,434,509	$29,434,509	$38,181,837	$38,589,565
Securities available for sale	9,740,712	9,740,712	508,746	508,746
Inventories	2,971,713	2,971,713	3,908,629	3,908,940
Prepaid expenses	475,092	942,192	2,551,298	2,923,023
Other receivables	96,914	96,914	33,504	1,096,188
Short-term notes receivable – Excalibur	-	-	4,064,717	-
Total current assets	42,718,940	43,186,040	49,248,731	47,026,462

Restricted cash	193,992	193,992	-	-
Property and equipment, net	15,370,975	15,370,975	360,156	22,020,413
Investments in bonds	4,763,165	4,763,165	-	-
Equity method investment – Excalibur	-	-	17,129,314	-
Loans to related parties	2,034,100	1,567,000	1,897,000	1,897,000
Security deposit	658,575	658,575	31,121	50,909
Goodwill	5,000	-	-	8,935,848
	23,025,807	22,553,707	19,417,591	32,904,170

Total assets	$65,744,747	$65,739,747	$68,666,322	$79,930,632

Current liabilities:
Accounts payable	2,346,835	1,424,459	3,610,195	6,424,740
Commission payable	6,380,408	6,380,408	5,977,969	5,977,969
Other liabilities	720,698	720,698	697,583	1,247,851
Unearned revenues	2,673,680	2,673,680	1,991,215	1,991,215
Due to related parties	43,427	43,427	-	42,424
Total current liabilities	12,165,048	11,242,672	12,276,962	15,684,199

Contingent liabilities	2,904,957	2,904,957	-	-

Total liabilities	15,070,005	14,147,629	12,276,962	15,684,199

Stockholders’ equity:

EFT Holdings Inc. stockholders’ equity
Common stock	760	760	760	760
Additional paid-in capital	52,854,891	52,854,891	52,854,891	52,854,891
Retained earnings (deficit)	(3,821,924)	(3,949,518)	4,023,992	4,437,125
Accumulated other comprehensive income (loss)	(469,326)	126,469	(490,283)	(1,262,615)
Total EFT Holdings Inc. stockholders’ equity	48,564,401	49,032,602	56,389,360	56,030,161

Non-controlling interests	2,110,341	2,559,516	-	8,216,272

Total stockholders’ equity	50,674,742	51,592,118	56,389,360	64,246,433

Total liabilities and stockholders’ equity	$65,744,747	$65,739,747	$68,666,322	$79,930,632

Consolidated Statements of Operations

Comparison for the Year Ended March 31, 2010 and 2009

	Year Ended March 31, 2010		Year Ended March 31, 2009
	As Previously Reported	As Restated	As Previously Reported	As Restated

Sales revenue, net	$16,776,314	$16,776,314	$12,846,809	$12,846,809
Shipping charge	4,006,080	4,006,080	5,657,625	5,657,625
Transportation income – Excalibur	-	290,772	-	10,774
	20,782,394	21,073,166	18,504,434	18,515,208

Cost of goods sold	4,869,900	4,869,900	5,780,447	5,780,447
Shipping cost	1,224,231	1,224,231	2,204,502	2,204,502
Operating costs – Excalibur	-	3,157,348	-	250,179
	6,094,131	9,251,479	7,984,949	8,235,128

Gross profit	14,688,263	11,821,687	10,519,485	10,280,080

Operating expenses:
Selling, general and administrative expenses	7,171,017	9,244,229	6,616,025	7,388,908
Impairment of transportation equipment	-	6,141,261	-	-
Impairment of goodwill	-	8,935,848	-	-
Royalty expenses	2,059,445	2,059,445	2,313,137	2,313,137
Total operating income (loss)	9,230,462	26,380,783	8,929,162	9,702,045

Net operating income (loss)	5,457,801	(14,559,096)	1,590,323	578,035

Other income (expense)
Interest income	546,471	517,039	1,246,433	1,261,708
Investment income	13,437	13,437	-	-
Loss from equity method investment	(5,744,421)	-	(2,063,686)	-
Equity method investment write-off	(8,178,697)	-	-	-
Foreign exchange gain (loss)	(133,437)	(248,645)	723,357	(1,661,245)
Other income (expense)	88,780	102,827	634,635	634,665
Total other income (expense)	(13,407,867)	384,658	540,739	235,128

Net income (loss) before income taxes and non-controlling interest	(7,950,066)	(14,174,438)	2,131,062	813,163
Income taxes expense	(4,505)	(4,505)	(2,400)	(2,400)
Extraordinary gain	100,531	-	-	-
Net income (loss)	(7,854,040)	(14,178,943)	2,128,662	810,763
Non-controlling interest	8,124	5,792,300	-	1,731,032
Net income (loss) attributable to EFT Holdings Inc.	$(7,845,916)	$(8,386,643)	$2,128,662	$2,541,795

Net income (loss) per common share:
Basic and diluted	$(0.10)	$(0.11)	$0.03	$0.04

Weighted average common shares outstanding	75,983,205	75,983,205	66,637,448	66,637,448

Consolidated Statements of Operations

Three Months Ended June 30, September 30 and December 31, 2009

	Three Months Ended		Three Months Ended		Three Months Ended
	June 30, 2009		September 30, 2009		December 31, 2009
	As Previously Reported	As Restated	As Previously Reported	As Restated	As Previously Reported	As Restated

Sales revenue, net	$3,989,316	$3,989,316	$5,125,444	$5,125,444	$3,362,196	$3,362,196
Shipping charge	1,054,080	1,054,080	995,490	995,490	965,520	965,520
Transportation income – Excalibur	-	3,281	-	62,376	-	179,394
	5,043,396	5,046,677	6,120,934	6,183,310	4,327,716	4,507,110

Cost of goods sold	960,448	960,448	1,365,484	1,365,483	1,048,913	1,048,913
Shipping cost	301,900	301,900	286,468	286,468	334,879	334,879
Operating costs – Excalibur	-	793,770	-	868,695	-	923,765
	1,262,348	2,056,118	1,651,952	2,520,646	1,383,792	2,307,557

Gross profit	3,781,048	2,990,559	4,468,982	3,662,664	2,943,924	2,199,553

Selling, general and administrative expenses	2,306,319	2,524,505	2,253,548	2,501,530	2,398,664	2,601,802

Net operating income (loss)	1,474,729	466,054	2,215,434	1,161,134	545,260	(402,249)

Other income (expense)
Interest income	164,932	165,054	134,462	134,663	426,577	426,601
Investment loss – 48.81% Excalibur	(1,080,969)	-	-	-	-	-
Loss from equity method investment	(996,734)	-	(514,854)	-	(464,566)	-
Foreign exchange gain (loss)	886	(112,212)	(5,038)	(17,951)	751	(351)
Other income (expense)	29,232	29,232	43,711	43,730	13,457	13,491
Total other income (expense)	(1,882,653)	82,074	(341,719)	160,442	(23,781)	439,741

Net income (loss) before income taxes	(407,924)	548,128	1,873,715	1,321,576	521,479	37,492
Income taxes expense	-	-	-	-	-	-

Net income (loss) before non-controlling interest	(407,924)	548,128	1,873,715	1,321,576	521,479	37,492
Non-controlling interest	-	574,173	-	546,195	-	485,564
Net income (loss) attributable to EFT Holdings Inc.	$(407,924)	$1,122,301	$1,873,715	$1,867,771	$521,479	$523,056

Net income (loss) per common share:
Basic and diluted	$(0.01)	$0.01	$0.02	$0.02	$0.01	$0.01

Weighted average common shares outstanding	75,983,205	75,983,205	75,983,205	75,983,205	75,983,205	75,983,205

Consolidated Statements of Cash Flows

Comparison for the Year Ended March 31, 2010 and 2009

	Year Ended March 31, 2010		Year Ended March 31, 2009
	As Previously Reported	As Restated	As Previously Reported	As Restated

Cash flows from operating activities:
Net income (loss)	$(7,854,040)	$(14,178,943)	$2,128,662	$810,763

Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation and amortization	77,110	2,284,127	51,514	409,852
Loss on equity method investment	5,744,421	-	2,063,686	-
Warranty liability	(9,079)	-	(33,924)	-
Stock based compensation	11,467	-	16,731	16,731
Impairment of goodwill	-	8,935,848	-	-
Impairment of transportation equipment	-	6,141,261	-	-
Equity method investment write-off	8,178,697	-	-	-
Extraordinary gain from acquisition of business	(100,531)	-	-	-

Changes in operating assets and liabilities:
Inventories	936,916	937,231	(1,289,200)	(1,289,511)
Prepaid expenses and other receivable	1,478,331	2,407,919	(1,761,551)	(257,840)
Accounts payable	(2,520,479)	(2,399,492)	2,806,154	(1,258,563)
Commission payable	-	402,439	-	(5,648,236)
Other liabilities	406,742	(300,787)	(6,078,238)	(1,547,424)
Unearned revenues	682,465	682,465	(1,954,590)	(1,954,590)
Income tax payable	-	-	305,000	(305,000)

Net cash provided by (used in) operating activities	7,032,020	4,912,068	(3,745,756)	(11,023,818)

Cash flows from investing activities:
Cash acquired in acquisition of Digital Development	96,561	381	-	-
Cash acquired upon taking control of Excalibur	728,298		-
Additions to fixed assets	(993,800)	(1,353,248)	(305,068)	(276,654)
Note receivables – related party	(1,660,382)	1,197,839	(5,961,717)	(1,897,000)
Purchase of corporate notes	(4,800,184)	(4,800,184)	-	-
Purchase of securities available for sale	-	(8,949,324)	-	-
Investments	-	-	(19,193,000)	(15,985,269)
Stock issuing costs	(3,992)		-

Net cash (used in) investing activities	(6,633,499)	(13,904,536)	(25,459,785)	(18,158,923)

Cash flows from financing activities:
Restricted cash	(193,992)	(193,992)	-	-
Proceed from issuance of stock and warrants	-	-	52,831,758	52,848,489

Net cash provided by (used in) financing activities	(193,992)	(193,992)	52,831,758	52,848,489
Effect of exchange rate changes on cash	(2,533)	31,404	-	(241,533)
Net increase (decrease) in cash	201,996	(9,155,056)	23,626,217	23,424,215
Cash, beginning of period	38,181,837	38,589,565	15,165,620	15,165,620

Cash, end of period	$38,383,833	$29,434,509	$38,791,837	$38,589,835

Supplemental disclosures of cash flow information:
Income taxes paid in cash	$4,505	$4,505	$2,400	$2,400

Non-cash investing and financing activities:
Unrealized loss on securities available for sale	$245,623	-	$327,219	-
Fixed assets sold with receivable	-	-	$33,504	-
Release of cash from restriction	-	-	$37,845,432	-

Selected Financial Data

	Years ended March 31,
Statements of Operations	2010	2010	2009	2009
	As Previously Reported	As Restated	As Previously Reported	As Restated
Net revenue	$20,782,394	$21,073,166	$18,504,434	$18,515,208
Operating expenses:
Total operating expenses	9,230,462	26,380,783	8,929,162	9,702,045
Total other income (expense)	(13,407,867)	384,658	540,739	235,128
Interest income	546,471	517,039	1,246,433	1,261,708
Net income (loss)	(7,946,447)	(14,178,943)	2,128,662	810,763
Net income (loss) attributable to Company	$(7,845,916)	$(8,386,643)	$2,128,662	$2,541,795
Net income (loss) per common share:
Basic and diluted	$(0.10)	$(0.11)	$0.03	$0.04
Weighted average common shares outstanding:
Basic and diluted	75,983,205	75,983,205	66,637,448	66,637,448

Balance Sheets	March 31,
	2010	2010	2009	2009
	As Previously Reported	As Restated	As Previously Reported	As Restated
Current assets	$42,622,026	$43,186,040	$49,215,227	$19,414,774
Total assets	65,744,747	65,739,747	68,666,322	57,427,420
Current liabilities	12,165,048	11,242,672	12,276,962	55,687,992
Contingent liabilities	2,904,957	2,904,957	—	—
Total liabilities	15,070,005	14,147,629	12,276,962	55,687,992
Working capital	30,456,978	31,943,368	36,938,265	(36,273,218)
Stockholders' equity (deficit)	50,674,742	51,592,118	56,389,360	1,739,428

Our net income (loss) for each fiscal quarter during the year ended March 31, 2010 were:

	As Previously Reported
	6/30/2009	9/30/2009	12/31/2009	3/31/2010
Net revenue	$5,043,396	$6,120,934	$4,327,716	$5,290,348
Gross profit	3,781,048	4,468,982	2,943,924	3,494,309
Net income (loss) from continuing operations	(407,924)	1,873,715	521,479	(9,836,805)
Income tax (expense) benefit				(4,505)
Net income (loss)	(407,924)	1,873,715	521,479	(9,941,310)
Non-controlling interest				8,124
Net income (loss) attributable to Company	(407,924)	1,873,715	521,479	(9,833,186)
Net income (loss) per common share, basic and diluted	(0.01)	0.02	0.01	(0.13)

	As Restated
	6/30/2009	9/30/2009	12/31/2009	3/31/2010
Net revenue	$5,046,677	$6,183,310	$4,507,110	$5,336,069
Gross profit	2,990,559	3,662,664	2,199,553	2,968,911
Net income (loss) from continuing operations				(4,505)
Income tax (expense) benefit	548,128	1,321,576	37,492	(16,086,139)
Net income (loss)
Non-controlling interest	574,173	546,195	485,564	4,186,368
Net income (loss) attributable to Company	1,122,301	1,867,771	523,056	(11,899,771)
Net income (loss) per common share, basic and diluted	0.01	0.02	0.01	(0.15)

Segment Information

The Company’s business is classified by management into two reportable business segments: transportation and online. The online business reportable segment is an aggregation of the Company’s online operating segments, which are organized to sell the Company’s products to affiliates through its websites. The online business reportable segment derives revenue from the sales of nutritional products, personal care products and EFT-phones. The transportation business reportable segment derives revenue from transport passengers and cargo between Taiwan and Mainland China through the Taiwan Strait.

Although substantially all of the Company’s revenue is generated from Mainland China, the Company is organizationally structured along business segments. The accounting policies of each of the Company’s operating segments are the same as those described in Note 3, “Summary of Significant Accounting Policies.”

The following tables provide business segment information as of and for the year ended March 31, 2010 and 2009.

	Year ended March 31, 2010
	Online business	Transportation business	Total
Sales revenues, net	20,782,394	290,772	21,073,166
Cost of goods sold	6,094,131	3,157,348	9,251,479
Gross profit	14,688,263	(2,866,576)	11,821,687
Operating expenses:
Selling, general and administrative expenses	7,066,562	2,177,667	9,244,229
Impairment of goodwill	-	8,935,848	8,935,848
Impairment loss of transportation equipment	-	6,141,261	6,141,261
Royalty expenses	2,059,445	-	2,059,445
Total operating expenses			26,380,783
Net operating income (loss)	5,562,256	(20,121,352)	(14,559,096)
Other income			384,658
Loss before income tax			(14,174,438)

Total long-lived assets	1,276,846	14,094,129	15,370,975

Additions to long-lived assets	993,800	359,448	1,353,248

	Year ended March 31, 2009
	Online business	Transportation business	Total
Sales revenues, net	18,504,434	10,774	18,515,208
Cost of goods sold	7,984,949	250,179	8,235,128
Gross profit	10,519,485	(239,405)	10,280,080
Operating expenses:
Selling, general and administrative expenses	4,308,881	772,883	5,081,764
Marketing expenses	2,307,144	-	2,307,144
Royalty expenses	2,313,137	-	2,313,137
Total operating expenses			9,702,045
Net operating income (loss)	1,590,323	(1,012,288)	578,035
Other income			235,128
Loss before income tax			813,163

Total long-lived assets	360,156	21,660,257	22,020,413

Additions to long-lived assets	276,654	-	276,654

	Three months ended December 31, 2010
	Online business	Transportation business	Total
Sales revenues, net	4,160,577	81,329	4,241,906
Cost of goods sold	(2,228,801)	(451,326)	(2,680,127)
Gross profit	1,931,776	(369,997)	1,561,779
Operating expenses:
Selling, general and administrative expenses	1,511,693	321,417	1,833,110
Marketing expenses	299,374	-	299,374
Impairment loss of loan receivable	-	1,567,000	1,567,000
Impairment loss of transportation equipment	-	1,164,091	1,164,091
Royalty expenses	502,566	-	502,566
Total operating expenses			5,366,141
Net operating income (loss)	(381,857)	(3,422,505)	(3,804,362)
Other income			547,641
Loss before income tax			(3,256,721)

Total long-lived assets	1,497,187	8,162,804	9,659,991

Additions to long-lived assets	125,489	1,408	126,897

	Three months ended September 30, 2010
	Online business	Transportation business	Total
Sales revenues, net	4,653,634	57,784	4,711,418
Cost of goods sold	1,843,022	1,130,757	2,973,779
Gross profit	2,810,612	(1,072,973)	1,737,639
Operating expenses:
Selling, general and administrative expenses	1,727,811	222,787	1,950,598
Marketing expenses	277,858	-	277,858
Impairment loss of transportation equipment	-	4,200,000	4,200,000
Royalty expenses	512,747	-	512,747
Total operating expenses			6,941,203
Net operating income (loss)	292,196	(5,495,760)	(5,203,564)
Other income			330,160
Loss before income tax			(4,873,404)

Total long-lived assets	1,421,438	8,940,515	10,361,953

Additions to long-lived assets	31,707	-	31,707

	Three months ended June 30, 2010
	Online business	Transportation business	Total
Sales revenues, net	4,649,402	-	4,649,402
Cost of goods sold	1,543,612	691,892	2,235,504
Gross profit	3,105,790	(691,892)	2,413,898
Operating expenses:
Selling, general and administrative expenses	1,509,815	272,328	1,782,143
Marketing expenses	275,901	-	275,901
Royalty expenses	506,938	-	506,938
Total operating expenses			2,564,982
Net operating loss	813,136	964,220	(151,084)
Other income			324,881
Income before income tax			173,797

Total long-lived assets	1,401,052	13,788,997	15,190,049

Additions to long-lived assets	147,698	-	147,698

Fair Value Measurements

As discussed in Note 9, the Company’s investment in the transportation equipment of Excalibur has been valued at fair value, on a non-recurring basis, using Level 3 – unobservable inputs, to reflect management’s estimate that the net book value of the transportation equipment owned by Excalibur exceeded its market value. Accordingly, on a non-recurring basis, using Level 3 – unobservable inputs, the Company recorded an impairment loss of $6.1 million during the year ended March 31, 2010. As of March 31, 2010, the Company also recorded an impairment loss of $8.9 million to write off the goodwill associated with the Company’s investment in Excalibur.

As part of the Company's periodic review of the value of its transportation assets, the Company recorded an impairment loss of $1.2 million and $4.2 million during the period ended December 31 and September 30, 2010, respectively, to reflect management’s estimate that the net book value of the transportation equipment owned by Excalibur exceeded its market value.

	As previously reported
	Level 1
	Quoted Prices	Level 2	Level 3
	in Active Markets	Significant Other	Significant
	for Identical Assets	Observable Inputs	Unobservable Inputs	Total
Securities available for sale
- December 31, 2010	$12,106,817	$-	$-	$12,106,817
- September 30, 2010	11,233,654	-	-	11,233,654
- June 30, 2010	1,235,591	-	-	1,235,591
- March 31, 2010	9,740,712	-	-	9,740,712

	As restated
	Level 1
	Quoted Prices	Level 2	Level 3
	in Active Markets	Significant Other	Significant
	for Identical Assets	Observable Inputs	Unobservable Inputs	Total
Securities available for sale
- December 31, 2010	$12,106,817	$-	$-	$12,106,817
- September 30, 2010	11,233,654	-	-	11,233,654
- June 30, 2010	1,235,591	-	-	1,235,591
- March 31, 2010	9,740,712	-	-	9,740,712

Transportation equipment of Excalibur
- December 31, 2010			11,611,785	11,611,785
- September 30, 2010			13,333,122	13,333,122
- June 30, 2010			12,832,569	12,832,569
- March 31, 2010			17,270,427	17,270,427